Exhibit 4.5

AMENDMENT NUMBER ONE

HP INC.

 Plantronics, Inc. 2003 Stock Plan

The Plantronics, Inc. 2003 Stock Plan (the “Plan”) is hereby amended as follows, effective August 29, 2022:

1.	Section 1.3(J) of the Plan is hereby deleted in its entirety and replaced with the following:

“Company” means HP Inc., a Delaware corporation.”

2.	Section 2.1(A) of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to the provisions of Section 7.5, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 2,963,247 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.”

In all other respects the Plan, as amended herein, is hereby ratified and confirmed.

IN WITNESS HEREOF, HP Inc. has caused this instrument to be signed by its duly authorized officer as of this 29th day of August, 2022.

HP INC.

By:	/s/ Rick Hansen
Its:	Deputy General Counsel, Corporate and Corporate Secretary